Filed Pursuant to Rule 424(b)(3)

Registration No. 333-132911

$116,000,000 Accelerated Return Notes	Pricing Date	September 27, 2007
Linked to the MSCI EAFE Index® Due December 4, 2008	Settlement Date	October 4, 2007
Term Sheet No. 2858	Maturity Date	December 4, 2008
	CUSIP No.	59022W539

Merrill Lynch & Co., Inc.

•     3-to-1 upside exposure, subject to a cap of 16.275%

•     A maturity of 14 months

•     1-to-1 downside exposure, with no downside limit

•     Approved for listing on AMEX under the symbol “EOF”

•     No periodic interest payments

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Note Terms” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “ Risk Factors” on page TS-5 of this term sheet and beginning on page PS-4 of product supplement ARN-1.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$116,000,000
Underwriting discount (1)	$.20	$2,320,000
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.80	$113,680,000

(1)	The public offering price and underwriting discount for any purchase of 500,000 units or more will be $9.95 per unit and $.15 per unit, respectively. The foregoing pricing description will apply to any single transaction by an individual investor.

“Accelerated Return NotesSM” is a service mark of Merrill Lynch & Co., Inc.

“MSCI EAFE Index®” is the exclusive property of Morgan Stanley Capital International Inc. and has been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee of Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Merrill Lynch & Co.

September 27, 2007

Summary

The Accelerated Return NotesSM Linked to the MSCI EAFE Index® due December 4, 2008 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. that provide a leveraged return for investors, subject to a cap, if the level of the MSCI EAFE Index (the “Index”) increases moderately from the Starting Value of the Index, determined on September 27, 2007, the date the Notes were priced for initial sale to the public (the “Pricing Date”), to the Ending Value of the Index, determined on Calculation Days shortly prior to the maturity date of the Notes. Investors must be willing to forego interest payments on the Notes and willing to accept a return that is capped or a repayment that is less, and potentially significantly less, than the original public offering price of the Notes.

Accelerated Return Notes	TS-2

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the Notes, including the Capped Value of 16.275%. The orange line reflects the hypothetical returns on the Notes, while the dotted blue line reflects the hypothetical return of an investment in the Index excluding dividends.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Ending Value and the term of your investment.

Hypothetical Payments at Maturity

Examples

Set forth below are three examples of payment at maturity calculations, reflecting the Starting Value of 2,288.25 and the Capped Value of $11.6275.

Example 1—The hypothetical Ending Value is 80% of the Starting Value:

Starting Value: 2,288.25

Hypothetical Ending Value: 1,830.60

$10 ×	(1,830.60)	= $8.0000
2,288.25

Payment at maturity (per unit) = $8.0000

Example 2—The hypothetical Ending Value is 103% of the Starting Value:

Starting Value: 2,288.25

Hypothetical Ending Value: 2,356.90

$10 +	($30 ×	(2,356.90 - 2,288.25))	= $10.9000
2,288.25

Payment at maturity (per unit) = $10.9000

Example 3—The hypothetical Ending Value is 120% of the Starting Value:

Starting Value: 2,288.25

Hypothetical Ending Value: 2,745.90

$10 +	($30 ×	(2,745.90 - 2,288.25))	= $16.0000
2,288.25

Payment at maturity (per unit) = $11.6275	(Payment at maturity cannot be greater than the Capped Value)

Accelerated Return Notes	TS-3

The following table illustrates, for the Starting Value of 2,288.25 and a range of hypothetical Ending Values of the Index:

•	the percentage change from the Starting Value to the hypothetical Ending Value;
•	the total amount payable on the maturity date per unit;
•	the total rate of return to holders of the Notes;
•	the pretax annualized rate of return to holders of the Notes; and
•	the pretax annualized rate of return of a hypothetical investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 2.831% per annum, as more fully described below.

The table below reflects the Capped Value of $11.6275.

Hypothetical Ending Value	Percentage change from the Starting Value to the hypothetical Ending Value	Total amount payable on the maturity date per unit	Total rate of return on the Notes	Pretax annualized rate of return on the Notes (1)	Pretax annualized rate of return of the stocks included in the Index (1)(2)
1,144.13	-50.00%	$5.0000	-50.000%	-50.675%	-47.337%
1,372.95	-40.00%	$6.0000	-40.000%	-38.746%	-35.588%
1,601.78	-30.00%	$7.0000	-30.000%	-27.919%	-24.891%
1,830.60	-20.00%	$8.0000	-20.000%	-17.955%	-15.023%
2,059.43	-10.00%	$9.0000	-10.000%	-8.688%	-5.830%
2,105.19	-8.00%	$9.2000	-8.000%	-6.908%	-4.061%
2,150.96	-6.00%	$9.4000	-6.000%	-5.149%	-2.315%
2,196.72	-4.00%	$9.6000	-4.000%	-3.412%	-0.589%
2,242.49	-2.00%	$9.8000	-2.000%	-1.696%	1.116%
2,288.25 (3)	0.00%	$10.0000	0.000%	0.000%	2.802%
2,334.02	2.00%	$10.6000	6.000%	4.973%	4.469%
2,379.78	4.00%	$11.2000	12.000%	9.787%	6.117%
2,425.55	6.00%	$11.6275 (4)	16.275%	13.126%	7.748%
2,471.31	8.00%	$11.6275	16.275%	13.126%	9.361%
2,517.08	10.00%	$11.6275	16.275%	13.126%	10.957%
2,745.90	20.00%	$11.6275	16.275%	13.126%	18.701%
2,974.73	30.00%	$11.6275	16.275%	13.126%	26.086%

(1)	The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from October 4, 2007 to December 4, 2008, the term of the Notes.

(2)	This rate of return assumes:

(a)	a percentage change in the aggregate price of the stocks included in the Index that equals the percentage change in the Index from the Starting Value to the relevant hypothetical Ending Value;

(b)	a constant dividend yield of 2.831% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the Starting Value to the applicable hypothetical Ending Value; and

(c)	no transaction fees or expenses.

(3)	This is the Starting Value.

(4)	The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value.

The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Ending Value and the term of your investment.

Accelerated Return Notes	TS-4

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Note Terms”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

•	Your investment may result in a loss.

•	Your yield may be lower than the yield on other debt securities of comparable maturity.

•	You must rely on your own evaluations regarding the merits of an investment linked to the Index.

•	Your return is limited and may not reflect the return on a direct investment in the stocks included in the Index.

•	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Index.

•	Your return may be affected by factors affecting international securities markets.

•	The level of the Index will not be adjusted for changes in exchange rates that might affect the Index.

•	There may be an uncertain trading market for the Notes and the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors, including our costs of developing, hedging and distributing the Notes.

•	The publisher of the Index may adjust the Index in a way that affects its level, and such publisher has no obligation to consider your interests.

•	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

•	Purchases and sales of the stocks underlying the Index by us and our affiliates may affect your return.

•	Potential conflicts of interest could arise.

•	Tax consequences are uncertain.

Investor Considerations

You may wish to consider an investment in the Notes if:	The Notes may not be appropriate investments for you if:

•         You anticipate that the Index will appreciate moderately from the Starting Value to the Ending Value.

•         You accept that your investment may result in a loss, which could be significant, if the level of the Index decreases from the Starting Value to the Ending Value.

•         You accept that the return on the Notes will not exceed the Capped Value.

•         You are willing to forego interest payments on the Notes, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

•         You want exposure to the Index with no expectation of dividends or other benefits of owning the underlying securities.

•         You are willing to accept that there is no assurance that the Notes will remain listed on AMEX and that the listing will not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

•         You anticipate that the Index will depreciate from the Starting Value to the Ending Value or that the Index will not appreciate sufficiently over the term of the Notes to provide you with your desired return.

•         You are seeking principal protection or preservation of capital.

•         You seek a return on your investment that will not be capped at 16.275%.

•         You seek interest payments or other current income on your investment.

•         You want to receive dividends or other distributions paid on the stocks included in the Index.

•         You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is greater than three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

Accelerated Return Notes	TS-5

The Index

The MSCI EAFE Index®

The Index is published by Morgan Stanley Capital International (“MSCI”) and is intended to measure the performance of certain developed equity markets. The Index is a free float-adjusted market capitalization index with a base date of December 31, 1969 and an initial value of 100. The Index is calculated daily in U.S. dollars and published in real time every 60 seconds during market trading hours. The Index is published by Bloomberg under the index symbol “MXEA”.

As of August 31, 2007, the Index consisted of the following 21 countries: Australia, Austria, Belgium, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Italy, Japan, the Netherlands, New Zealand, Norway, Portugal, Singapore, Spain, Sweden, Switzerland and the United Kingdom. The five largest country weights were: the United Kingdom (22.79%), Japan (21.26%), France (10.18%), Germany (8.38%) and Switzerland (6.69%) and the five largest sector weights were: Financials (27.98%), Industrials (12.19%), Consumer Discretionary (11.58%), Materials (9.49%) and Consumer Staples (7.36%).

The Index is part of the MSCI Equity Indices series. MSCI aims to include in its indices 85% of the free float-adjusted market capitalization in each industry sector, within each country included in an index. For more detail on how the MSCI Equity Indices are calculated and how the securities comprising such indices are selected, please see the section entitled “The MSCI Indices” in the index supplement I-1.

The following graph sets forth the historical performance of the Index in the period from January 2002 through August 2007. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time over the term of the Notes. On the Pricing Date, the closing level of the Index was 2,288.25.

Accelerated Return Notes	TS-6

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement ARN-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes.

General. There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat a Note for all tax purposes as a pre-paid cash-settled forward contract linked to the level of the Index. Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the Internal Revenue Service (the “IRS”) or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

Payment on the Maturity Date. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon the receipt of cash on the maturity date of the Notes, a U.S. Holder (as defined in the accompanying product supplement ARN-1) will recognize gain or loss. The amount of such gain or loss will be the extent to which the amount of the cash received differs from the U.S. Holder’s tax basis in the Note. A U.S. Holder’s tax basis in a Note generally will equal the amount paid by the U.S. Holder to purchase the Note. It is uncertain whether any such gain or loss would be treated as ordinary income or loss or capital gain or loss. Absent a future clarification in current law (by an administrative determination, judicial ruling or otherwise), where required, ML&Co. intends to report any such gain or loss to the IRS in a manner consistent with the treatment of such gain or loss as capital gain or loss. If such gain or loss is treated as capital gain or loss, then any such gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the maturity date.

Sale or Exchange of the Notes. Assuming that the Notes are properly characterized and treated as pre-paid cash-settled forward contracts linked to the level of the Index, upon a sale or exchange of a Note prior to the maturity date of the Notes, a U.S. Holder will generally recognize capital gain or loss in an amount equal to the difference between the amount realized on such sale or exchange and such U.S. Holder’s tax basis in the Note so sold or exchanged. Any such capital gain or loss will be short-term or long-term capital gain or loss, depending upon the U.S. Holder’s holding period for the Note as of the date of such sale or exchange.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Tax Consequences” in the accompanying product supplement ARN-1.

Experts

The consolidated financial statements, the related financial statement schedule, and management’s report on the effectiveness of internal control over financial reporting incorporated in this prospectus by reference from ML&Co.’s Annual Report on Form 10-K for the year ended December 29, 2006 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference (which reports (1) express an unqualified opinion on the consolidated financial statements and the related financial statement schedule and include an explanatory paragraph regarding the change in accounting method in 2006 for share-based payments to conform to Statement of Financial Accounting Standard No. 123 (revised 2004), Share-Based Payment, (2) express an unqualified opinion on management’s assessment regarding the effectiveness of internal control over financial reporting, and (3) express an unqualified opinion on the effectiveness of internal control over financial reporting), and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited condensed consolidated interim financial information for the three-month periods ended March 30, 2007 and March 31, 2006 and the three-month and six-month periods ended June 29, 2007 and June 30, 2006 which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their reports included in ML&Co.’s Quarterly Reports on Form 10-Q for the quarters ended March 30, 2007 and June 29, 2007 (which reports include an explanatory paragraph regarding the adoption of Statement of Financial Accounting Standards No. 157, “Fair Value Measurement”, Statement of Financial Accounting Standards No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115,” and FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109.”) and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited condensed consolidated interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

Accelerated Return Notes	TS-7

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

•	Product supplement ARN-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130792/d424b2.htm

•	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

•	MTN prospectus supplement, dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

•	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

•	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

ML&Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that ML&Co. has filed with the SEC for more complete information about ML&Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, ML&Co., any agent or any dealer participating in this offering, will arrange to send you the Note Prospectus if you so request by calling toll-free 1-866-500-5408.

Accelerated Return Notes	TS-8